United States

Securities and Exchange Commission
Washington, D. C. 20549

Form 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2007

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan

A. (Full Title of the Plan)

Kansas City Life Insurance Company

3520 Broadway

Kansas City, Missouri 64111-2565

B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2006, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2007, and the related schedule thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life

Insurance Company

Savings and Profit Sharing Plan

Financial Statements

and

Supplemental Schedules

2007

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2007	2006
Assets
Investments, at fair value:
Participant directed:
Mutual funds	$31,335	$26,824
Guaranteed interest contract	10,990	10,102
Kansas City Life Insurance Company common stock	21,838	2,503
Non-participant directed:
Kansas City Life Insurance Company common stock	5,953	29,438
Participant loans	1,360	1,404
Total investments	71,476	70,271

Cash	—	940
Total assets	71,476	71,211

Liabilities
Payable to Kansas City Life Insurance Company	—	(912)

Net assets available for benefits, at fair value	71,476	70,299

Adjustment from fair value to contract value for fully benefit-
responsive investment contract (Note 2)	(67)	25

Net assets available for benefits	$71,409	$70,324

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	Year ended December 31, 2007
		Non-
	Participant	participant
	directed	directed	Total
Additions to net assets attributed to:
Investment income:
Interest income	$523	$2	$525
Interest from participant loans	—	105	105
Dividend income	2,968	829	3,797
Net appreciation/(depreciation) in
fair value of investments	(2,216)	(1,751)	(3,967)
Net investment income	1,275	(815)	460

Contributions:
Participants	2,784	—	2,784
Employer, net of forfeitures	1,484	12	1,496
Total contributions	4,268	12	4,280

Total additions	5,543	(803)	4,740

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	(3,275)	(380)	(3,655)

Interfund transfers	22,346	(22,346)	—
Net increase/(decrease)	24,614	(23,529)	1,085

Net assets available for benefits:
Beginning of year	39,482	30,842	70,324

	64,096	7,313	71,409

See accompanying Notes to Financial Statements.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

1. DESCRIPTION OF PLAN

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company. As of December 1, 2006 the Company transitioned the record keeping of the Plan to JP Morgan. As part of that transition the Company advanced $912 on behalf of the Plan to JP Morgan. The Plan reimbursed the Company in April 2007.

Eligibility

Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. Effective December 1, 2006, an employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after entering the plan.

Contributions

Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly). The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who attained the age of 50 before the end of the current plan year were eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary. The Company may also contribute a profit sharing amount of up to 4% of salary. The Company’s contributions are made in cash for which the plan purchases common stock of the Company. The Company did not make a profit sharing contribution for 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the seventeen investment options offered by the Plan. Investment option changes can be made at any time. Company contributions are not directed by the participants, but are invested in the common stock of the Company. The Pension Protection Act requires that as of January 1, 2007, all particpants who were 55 with at least three years of service as of December 31, 2005 are eligible to diversify 100% of their holdings of sponsor-company stock. In addition, all other participants with at least three years of service will be eligible to diversify one-third of their Kansas City Life stock as of January 1, 2007 with an additional one-third to be eligible for diversification at both January 1, 2008 and January 1, 2009.

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are vested immediately in their contributions plus actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.

Participant Loans

Participants may request a loan from the participant directed portion of their elective accounts under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance that range from 4.75% to 9.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Effective December 1, 2006, all distributions shall be in the form of a lump sum payment.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company’s common stock which have been distributed under the terms of the Plan. The purchase price is determined using the volume-weighted average price during the month. During 2007, the Company repurchased from participants 25,985 shares.

Forfeited Accounts

All forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were approximately $8 for the years ended December 31, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP) and requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

Effective January 1, 2007, the Company adopted FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No 109”. FIN 48 provides recognition of tax benefits from tax return positions only if it is more likely than not the position will be sustainable, upon examination, on its technical merits and any relevant administrative practices or precedents. The adoption of FIN 48 did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS” or “FAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. This standard is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for the Company is January 1, 2008. SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments, as defined in SFAS No. 159, at fair value. Changes in unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date and upfront costs and fees related to those items would be reported in earnings as incurred and not deferred. At adoption, for those financial assets and financial liabilities which management has elected to carry at fair value, an entity would report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Generally, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year of adoption. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of Investments and Income Recognition

The investments of the Plan in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end. The investments in Company common stock are reported at fair value based upon the closing price at the end of the plan year. Participant loans are valued at unpaid balances, which approximates fair value. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date.

Investments in the Guaranteed Investment Account are reported at the contract value as stated in the guaranteed investment contract. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

Payments of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for plan benefits follows:

	December 31
	2007	2006
Investments:
Participant directed:
State Street Global Advisors Fund	$4,570	$—
American Funds Growth Fund of America	5,737	4,590
MetLife Managed Guaranteed Investment Contract	10,990	10,102
Fidelity Value Fund	8,898	9,119
The Boston Company International Core Equity	—	3,849
Kansas City Life Insurance Company common stock	21,838	2,503
Non-participant directed:
Kansas City Life Insurance Company common stock	$5,953	$29,438

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $3,967 as follows:

Year ended
Net change in fair value	December 31, 2007
Participant directed:
Mutual Funds	$3,012
Kansas City Life Insurance Company common stock	(5,228)
Non-participant directed:
Kansas City Life Insurance Company common stock	(1,751)
Total	$(3,967)

4. GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract, plus earnings, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2007 and 2006. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock and mutual funds managed by JP Morgan.  As the Company is the trustee, as defined by the Plan, and JP Morgan is the recordkeeper, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. Although, the Plan has been amended since the determination letter was received, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust’s earnings will be exempt from taxation, the Company’s contributions will be deductible, and each participant will incur no current tax liability on either the Company’s contributions or any earnings of the trust credited to the participant’s account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

7. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$71,476	$70,324
Amounts allocated to withdrawing participants	—	(24)
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	(67)	(25)
Net assets available for benefits per the Form 5500	$71,409	$70,275

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31, 2007
Net depreciation in fair value of investments	$(3,967)
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2007	67
Net depreciation in fair value of investmets per the Form 5500	$(3,900)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended  December 31, 2007 to the Form 5500:

Distributions to participants and beneficiaries per the financial statements	$3,655
Add: Amounts allocated to withdrawing participants at December 31, 2007	—
Less: Amounts allocated to withdrawing participants at December 31, 2006	24
Distributions to participants and beneficiaries per Form 5500	$3,631

Amounts allocated to withdrawing participants are recorded on the Form 5500.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2007
(amounts in thousands)

	(b)
	Identity of issue,
	borrower,	(c)			(e)
	lessor or	Description of investment including maturity date,		(d)	Current
(a)	similar party	rate of interest, collateral, par, or maturity value		Cost	Value

Participant directed investments:
Common stock:
*		344,016	shares of Kansas City Life Insurance Company	$ 10,519	$ 21,838
Mutual funds:
		43,269	shares of American Beacon Large Cap Value-Plan Ahead	1,017	969
		169,923	shares of American Funds Growth Fund of America-R4	5,776	5,737
		29,318	shares of Calamos Growth and Income-A	939	923
		43,970	shares of Dodge & Cox Income Fund	556	550
		118,626	shares of Fidelity Value Fund	9,514	8,898
		51,488	shares of Jennison Small Company-A	1,065	1,086
*		49,469	shares of JPMorgan SmartRetirement 2010-Select	791	781
*		49,766	shares of JPMorgan SmartRetirement 2015-Select	808	794
*		69,130	shares of JPMorgan SmartRetirement 2020-Select	1,137	1,115
*		51,402	shares of JPMorgan SmartRetirement 2030-Select	847	845
*		20,270	shares of JPMorgan SmartRetirement 2040-Select	337	333
*		6,537	shares of JPMorgan SmartRetirement Income-Select	103	103
		207,307	shares of PIMCO Total Return - Admin	2,181	2,216
		99,937	shares of SSgA S&P 500 Index	2,337	2,415
		323,667	shares of SSgA STK SEL	4,758	4,570
				32,166	31,335
Guaranteed interest contract:
			MetLife Managed Guaranteed Interest Contract
			contract value $10,923	10,990	10,990
	Total participant directed investments			$53,675	$64,163

Non-participant directed investments:
Common stock:
*		293,531	shares of Kansas City Life Insurance Company	$7,835	$5,953
Participant loans:
*			(Interest rates range from 4.75% to 9.0%; maturing
			from 2008 to 2016)		1,360
	Total non-participant directed investments			$7,835	$7,313

*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Trustees of the Kansas City Life Insurance Company
     Savings and Profit Sharing Plan and the
     Board of Directors of Kansas City Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Kansas City, Missouri
June 27, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan

By:	Kansas City Life Insurance Company
/s/Tracy W. Knapp Tracy W. Knapp Senior Vice President, Finance June 27, 2008